SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 February 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 February 2024
           re: Board Changes

22 February 2024
LLOYDS BANKING GROUP:  BOARD CHANGES

Lloyds Banking Group plc ("Group") announces that Alan Dickinson, having served nine years as a non-executive director as of September 2023, has informed the Board that he intends to step down as Deputy Chair and a non-executive director of the Group at its 2024 annual general meeting.

The Group is pleased to announce that Nathan Bostock will be appointed a non-executive director of the Group and, subject to regulatory approval, Chair of Lloyds Bank Corporate Markets plc, in each case with effect from 1 August 2024. Nathan was Chief Executive Officer of Santander UK from 2014 until 2022. Prior to joining Santander, Nathan was an executive director and Group Chief Financial Officer of The Royal Bank of Scotland plc ("RBS") and previously held the post of Chief Risk Officer at RBS.

Sir Robin Budenberg, Group Chair, said "We will miss the enormous contribution Alan has made to the Group over many years including long-term roles on all our committees and spells as Chair of the Risk and Remuneration Committees. The tremendous insights he has brought to his roles have been particularly valued during a tenure as Deputy Chair and Senior Independent Director which has included Chair and Group Chief Executive successions and the challenges created by the COVID-19 pandemic and the ongoing cost of living increases. At the same time, we look forward to welcoming Nathan to the Group. Nathan brings extensive capital markets and wider financial services experience, in particular from his chief executive and chief risk officer roles. His deep knowledge of the UK banking market will be invaluable to his roles with the Group."

Further information on Nathan Bostock is set out below. There is no other information to be disclosed under paragraph 9.6.13R of the Listing Rules in relation to Nathan's appointment.

Biographical details

Nathan Bostock was Chief Executive Officer of Santander UK from 2014 until 2022 and then Head of Investment Platforms at Banco Santander until his retirement from Santander last year. Prior to joining Santander, Nathan was an executive director and Group Chief Financial Officer of RBS and previously held the post of Chief Risk Officer at RBS. Before joining RBS, Nathan was an executive director of Abbey National plc (now Santander UK) from 2005 until 2009. He held a number of senior positions at Abbey National plc including CEO - Financial Markets and Corporate Banking, CEO - Financial Markets and Portfolio Business Unit and Chief Operating Officer - Abbey National Treasury Services.

Nathan Bostock is currently a non-executive director of Centrica plc and Chair of its Audit and Risk Committee. Nathan is a chartered accountant.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 February 2024